SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR July 22, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Court Sanction announcement dated 22 July 2005








NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                    22 July 2005


Allied Domecq PLC - SANCTION OF SCHEME OF ARRANGEMENT BY THE HIGH COURT


The Board of Allied Domecq PLC ("Allied Domecq") announces that the High Court today approved the reorganisation of capital comprised within the Scheme of Arrangement (the "Scheme") to effect the Offer by Pernod Ricard S.A., through its wholly-owned subsidiary, Goal Acquisitions Limited, for Allied Domecq. The Scheme and its implementation were approved by Allied Domecq's shareholders on 4 July, 2005. Accordingly, the Ordinary Shares held by the Scheme Shareholders will be reclassified into A ordinary shares of 25/670 pence each and B ordinary shares of 25/670 pence each (the "Share Reclassification") on delivery of the office copy of the Court Order sanctioning the Scheme to the Registrar of Companies (which is expected to take place before 10.00 a.m. on the 25 July
2005).

In order to ensure an orderly Share Reclassification and reduction of capital, the register of members of the Allied Domecq's ordinary shares will be closed with effect from 10.00 p.m. on 22 July 2005.

It is therefore expected that the Financial Services Authority, at Allied Domecq's request, will suspend the listing, and the London Stock Exchange will suspend the trading, of Allied Domecq's Ordinary Shares at 8.00 a.m. on 25 July 2005. It is also expected that the New York Stock Exchange, also at Allied Domecq's request, will suspend the listing and the trading of Allied Domecq's American Depositary Receipts effective from the close of business in New York later today.

The Offer remains conditional upon the confirmation of the reduction of capital comprised within the Scheme by the High Court and an office copy of the Court Order relating to the reduction of capital being delivered to, and registered by, the Registrar of Companies (which is expected to take place on 26 July
2005).

Expressions used in this announcement have the same meaning as in the Scheme Document to Allied Domecq Shareholders dated 25 May 2005.


For further information:

Media enquiries:

Stephen Whitehead, Director, Group Corporate Affairs      +44 (0) 7880 783532
                                                          +44 (0) 20 7009 3927
Anthony Cardew, Cardew Group                              +44 (0) 20 7930 0777


Investor enquiries:

Peter Durman, Director, Group Investor Relations          +44 (0)7771 974817


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

22 July , 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary